SEC Mail Processing Section

FEB 17 2012

Washington, DC
125

SECUR 12010801 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-67704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5354 Parkdale Drive, Suite 100
(No. and Street)

St. Louis Park (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Johnson 952-259-6241
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

800 Nicollet Mall, Suite 1300 (Address) Minneapolis (City) MN (State) 55402-7033 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

TODD C. JOHNSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Years Ended December 31, 2011 and 2010

Contents

EideBailly
CPAs & BUSINESS ADVISORS

Independent Auditor's Report

To the Board of Directors
Cedar Point Capital, LLC
St. Louis Park, Minnesota

We have audited the accompanying statements of financial condition of Cedar Point Capital, LLC (the Company) as of December 31, 2011 and 2010 and the related statements of operations, changes in members equity and cash flows for the years then ended that you are required to file pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on pages 10, 11 and 12, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
February 1, 2012

www.eidebailly.com

800 Nicollet Mall, Ste. 1300 | Minneapolis, MN 55402-7033 | T 612.253.6500 | F 612.253.6600 | EOE

Cedar Point Capital, LLC

Statements of Financial Condition

December 31, 2011 and 2010

	12/31/11	12/31/10
Assets		
Cash	$ 143,153	$ 81,521
Accounts receivable - related party	-	11,500
Prepaid expenses	11,751	11,377
Furniture & equipment (net of depreciation of $8,167 and $15,385)	3,476	14,929
Total assets	$ 158,380	$ 119,327
Liabilities		
Payroll liability	$ 22,000	$ -
Accrued expenses	62,683	21,815
Total liabilities	$ 84,683	$ 21,815
Members equity		
Capital	$ 342,500	$ 342,500
Accumulated deficit	(268,803)	(244,988)
Total members equity	73,697	97,512
Total liabilities & members equity	$ 158,380	$ 119,327

See accompanying notes.

Cedar Point Capital, LLC

Statements of Operations

Years Ended December 31, 2011 and 2010

	Twelve months ended 12/31/11	12/31/10
Revenues		
Investment banking	$ 1,458,454	$ 905,283
Other	-	3,500
Total revenues	$ 1,458,454	$ 908,783
Expenses		
Sales commissions	$ 312,924	$ 213,755
Salaries and benefits	1,062,190	472,179
Legal and audit	29,439	94,227
Occupancy and equipment rental	24,000	30,208
Regulatory	17,961	17,935
Loss on disposal of fixed assets	13,062	-
Communication	10,099	7,334
Promotion	3,425	2,085
Office supplies	3,215	1,252
Depreciation	2,267	3,668
Other	1,862	2,630
Travel	1,363	18,630
Insurance	462	554
Total expenses	$ 1,482,269	$ 864,457
Net income (loss)	$ (23,815)	$ 44,326

See accompanying notes.

Cedar Point Capital, LLC

Statements of Changes in Members Equity

Years Ended December 31, 2011 and 2010

Balance at December 31, 2009	$	53,186
Members capital contributions		-
Members capital withdrawals		-
2010 Net income		44,326
Balance at December 31, 2010	$	97,512
Members capital contributions		-
Members capital withdrawals		-
2011 Net loss		(23,815)
Balance at December 31, 2011	$	73,697

See accompanying notes.

Cedar Point Capital, LLC

Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	Twelve months ended	
	12/31/11	**12/31/10**
Operating activities		
Net loss	$ (23,815)	$ 44,326
Adjustments:		
Depreciation	2,267	3,668
Loss on disposal of fixed assets	13,062	-
Changes in assets & liabilities:		
Accounts receivable	11,500	(11,500)
Prepaid expenses	(374)	2,078
Payroll liability	22,000	-
Accrued expenses	40,868	10,139
Net cash provided by operating activities	65,508	48,711
Investing activities		
Purchases of fixed assets	(3,876)	(1,067)
Net cash provided by (used for) investing activities	(3,876)	(1,067)
Financing activities		
Members capital contributions	-	-
Net cash provided by financing activities	-	-
Net increase in cash	61,632	47,644
Cash at beginning of period	81,521	33,877
Cash at end of period	$ 143,153	$ 81,521

See accompanying notes.

Cedar Point Capital, LLC

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC) advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC (The Company) acts as an agent in private placements of debt and equity securities. The Company began operations on April 27, 2007 and is a Minnesota limited liability company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition and Securities Transactions

Private placements transactions and the related revenue and expense are recorded when the shares are issued by the client.

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using a straight-line method over estimated useful lives of three to seven years. Repairs and maintenance are expensed as incurred. When equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations. CPC reviews its furniture and equipment for impairment whenever events indicate the carrying amount of the asset may not be recoverable.

Cash Equivalents

CPC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Cedar Point Capital, LLC

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (*Income Taxes*). As of December 31, 2011 and 2010, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company could be subject to Federal and state of Minnesota tax examinations by tax authorities for years 2007 through 2011.

The Company is organized as a limited liability company under state law. As a single member limited liability company, the Company's earnings pass through to the owner and are taxed at the owner's level. Accordingly, no income tax provision has been calculated or recorded in the accompanying financial statements.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2011, CPC had net capital, as computed under the rule, of $58,470 and $52,824 in excess of required net capital.

3. Commitments and Contingencies

Leases

All lease expense is recorded in occupancy and equipment rental line item on the Statement of Operations. Since February 2010 CPC has leased office space on a month-to-month basis in St. Louis Park, MN that amounted to $24,000 and $23,700 on the 2011 and 2010 Statements of Operations, respectively. During January 2010 until February 2010, the Company leased office space on a month-to-month basis that amounted to $6,508 on the 2010 Statement of Operations.

4. Accounts Receivable – Related Party

CPC had $11,500 of revenue that was earned but not collected as of December 31, 2010. These funds were collected during January 2011.

5. Employee Benefit Plans

In 2011, CPC initiated a 401(k) and profit-sharing plan that permits eligible employees to defer a portion of their compensation through payroll deductions and provides matching contributions. CPC matches 100% of the participant's contributed pay to the 401(k) plan, subject to Internal Revenue Service limits. Employees may contribute up to 25% of their compensation to the 401(k) plan. Employer contributions are made to the profit-sharing plan at the discretion of CPC's Board of Directors. Participant contributions, matching contributions and profit sharing contributions immediately vest. The costs of administering the 401(k) plan, profit sharing plan and the employer contributions were $72,480 for the twelve months ended December 31, 2011.

6. Related Party Transactions

David Johnson, CEO of CPC, is a member of the Board of Directors of Dgimed Ortho, Inc. (Dgimed), Indigo Identityware (Indigo), Vision Processing, Inc. (Vision), Signature ID and Argos Risk. For the years ended December 31, 2011 and 2010, CPC recorded revenue of $376,536 and $95,316, respectively, from Dgimed. For the years ended December 31, 2011 and 2010, Dgimed revenue accounted for 25.8% and 10.5%, respectively, of total CPC revenue. For the years ended December 31, 2011 and 2010, CPC recorded revenue from Indigo of $109,976 and $362,700 (which includes accounts receivable of $11,500 at December 31, 2010), respectively. For the years ended December 31, 2011 and 2010, Indigo represented 7.5% and 40.1%, respectively, of total CPC revenue. For the year ended December 31, 2010 CPC recorded revenue from Vision of $97,500 that represented 10.8% of total 2010 CPC revenue. For the year ended

6. Related Party Transactions (continued)

December 31, 2011 CPC recorded revenue from Argos Risk of $107,250 that represented 7.4% of total 2011 CPC revenue. Richard Nigon, a sales representative with CPC, is on the Board of Directors of Cymbet. For the year ended December 31, 2011 CPC recorded revenue from Cymbet of $126,552 that represented 8.7% of total 2011 CPC revenue.

CPC received $3,000 in 2010 from Stockwalk Group, Inc. (Stockwalk) to perform miscellaneous office services for the period of January 2010 through July 2010. CPC recorded $3,500 as other revenue in its 2010 Statement of Operations related to this revenue from Stockwalk. David Johnson, CEO of CPC, is the majority owner of Stockwalk.

7. Subsequent Events

The Company has evaluated subsequent events through February 1, 2012, which is the date the financial statements were available to be issued. No subsequent events that required disclosure were noted.

Cedar Point Capital, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2011

Total members equity		$ 73,697
Deductions and/or charges:		
Nonallowable assets:		
Furniture & equipment	3,476	
Prepaids	11,751	
		15,227
Net capital before haircuts on securities positions		58,470
Haircuts on securities positions		-
Net capital		$ 58,470
Minimum net capital required		$ 5,646
Excess net capital		$ 52,824
Percentage of net capital to aggregate indebtedness to net capital debits		145%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2011 Part IIA FOCUS filing.

Cedar Point Capital, LLC

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from Rule 15c3-3 under Subparagraph k (2)(i) and does not possess, control or otherwise hold client/customer funds or securities.

Cedar Point Capital, LLC

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2011

The company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Cedar Point Capital LLC
St Louis Park, Minnesota

In planning and performing our audit of the financial statements of Cedar Point Capital LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, we do not express an opinion on the effectiveness of Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com
800 Nicollet Mall, Ste. 1300 | Minneapolis, MN 55402-7033 | T 612.253.6500 | F 612.253.6600 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 1, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis Minnesota
February 1, 2012

EideBailly
CPAs & BUSINESS ADVISORS

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Cedar Point Capital LLC
St Louis Park, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Cedar Point Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Cedar Point Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cedar Point Capital, LLC's management is responsible for Cedar Point Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the issued check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of issued checks noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

February 1, 2012
Minneapolis, Minnesota

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067704 FINRA DEC
CEDAR POINT CAPITAL LLC 19*19
5354 PARKDALE DR STE 100
ST LOUIS PARK MN 55416-1600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Todd Johnson 952-259-6249

2. A. General Assessment (item 2e from page 2) $ 3,646

B. Less payment made with SIPC-6 filed (exclude interest) (1393)

9/9/11 as Amended
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2,253

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,253

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,253

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cedar Point Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 5 day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,458,454

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. —

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,458,454

2e. General Assessment @ .0025 $ 3,646

(to page 1, line 2.A.)